UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                      HOLIDAY RV SUPERSTORES, INCORPORATED
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434902102
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                                 (CUSIP Number)

                            Theodore R. Maloney, Esq.
                               Nida & Maloney, LLP
                               800 Anacapa Street
                             Santa Barbara, CA 93101
                                 (805) 568-1151
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e)(f) or (g), check the following box: [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss. 240.13d-7 for other parties to whom copies are sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                CUSIP NO. 434902102
                                                                    Page 2 of 3
________________________________________________________________________________
  This Amendment No. 1 amends and supplements the Schedule 13D dated July 13, 1999 filed by Atlas Recreational Holdings, Inc., a Florida corporation with respect to its acquisition of shares of common stock, par value $.01 per share of Holiday RV Superstores, Inc.

(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Recreational Holdings, Inc. (Atlas Recreational Holdings, Inc. changed its name to Recreational Holdings, Inc. as of January 16, 2000).
________________________________________________________________________________
NUMBER OF                  (7)      SOLE VOTING POWER

     SHARES                                 4,251,844
                           _____________________________________________________
BENEFICIALLY               (8)      SHARED VOTING POWER

  OWNED BY                                  None
                           _____________________________________________________
      EACH                 (9)     SOLE DISPOSITIVE POWER

 REPORTING                                  4,251,844
                           _____________________________________________________
PERSON WITH                (10)     SHARED DISPOSITIVE POWER

                                            None
________________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,251,844
________________________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
________________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   56%
________________________________________________________________________________
(14)     TYPE OF REPORTING PERSON*   CO
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See items 11-13 on the cover page to this Schedule 13D.

         (b)      See items 7-10 on the cover page to this Schedule 13D.

SCHEDULE 13D                                                CUSIP NO. 434902102
                                                                    Page 3 of 3
________________________________________________________________________________

         (c)

                     Shares Purchased          Exercise Price          Transaction Date
                  -----------------------   ---------------------   -----------------------
                           5/22/00                  $4.2732                    1,000
                           5/23/00                  $4.875                       100
                           5/26/00                  $4.3589                   15,500
                           6/23/00                  $4.375                       400
                           7/05/00                  $4.3068                    5,500
                           7/06/00                  $4.1365                   10,900
                           7/07/00                  $4.3415                    4,100
                           7/10/00                  $4.4375                      100
                           7/11/00                    $4.50                      100
                    8/2/00-8/16/00                    $4.00                    8,500
                           8/22/00                  $4.1887                    5,100
                           8/24/00                    $4.25                      200
                           8/25/00                  $4.2666                    2,000
                           8/30/00                  $4.3438                    2,000
                           8/31/00                  $4.4422                    6,600
                           9/19/00                  $4.4449                    1,700
                           9/20/00                  $4.2609                    2,300
                           9/21/00                    $4.50                      200
                           9/22/00                    $4.50                      100
                           9/26/00                  $4.2578                    6,400
                           9/27/00                  $4.3014                    9,600
                           9/28/00                  $4.3682                   11,100

                           SUB-TOTAL                                          93,600
                           SHARES PREVIOUSLY OWNED                         4,158,244
                           TOTAL                                           4,251,844

         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     RECREATIONAL HOLDINGS, INC.,
                                     a Florida corporation

October 10, 2000                     By:     /s/ Michael S. Riley
                                        -------------------------------------
                                             Michael S. Riley, Chairman